SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K





(Mark One)

( x )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (FEE REQUIRED)

       For the fiscal year ended December 31, 1995


                                             OR


(  )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from ____________ to __________

       Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           WHEELING-PITTSBURGH STEEL CORPORATION
                             401(k) RETIREMENT SAVINGS PLAN
                           1134 Market Street
                           Wheeling, WV  26003


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WHX CORPORATION
                           110 East 59th St.
                           New York, NY  10022

WHEELING-PITTSBURGH STEEL
CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 1995 AND 1994

                                                                        Page

Report of Independent Accountants                                         1


Financial Statements:

    Statements of Net Assets Available for Plan Benefits -
      December 31, 1995                                                   2

    Statements of Net Assets Available for Plan Benefits -
      December 31, 1994                                                   3

    Statement of Changes in Net Assets Available for Plan Benefits -
      Year Ended December 31, 1995                                        4

    Statement of Changes in Net Assets Available for Plan Benefits -
      Year Ended December 31, 1994                                        5

    Notes to Financial Statements                                         6


Additional Information:*

    Assets Held for Investment Purposes                              Schedule I

    Reportable Transactions                                          Schedule II





* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 14, 1996

To the Participants and Administrator
of the Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material aspects, the net assets available for benefits of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1995 and December 31, 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                                                                Non-
                                                                                                            participant
                                                           Participant directed                               directed
                                 -------------------------------------------------------------------         ----------
                                                             Mutual funds
                             Collective         ----------------------------------------       Participant      WPC
                                Trust                               New Dimension     Stock      Notes         Stock
                                Fund          Fixed      Balanced     Equity          Equity   Receivable       Fund      Total
                                ----          -----      --------     ------          ------   ----------       ----      -----

             Assets
Investments, at fair
  value (Note 4)              $ 1,612,548  $ 1,291,353  $ 2,368,322  $ 5,048,861  $ 2,117,081  $ 254,982   $ 1,252,267  $13,945,414
Dividend and interest
  income receivable                  --           --           --        224,727         --         --              58      224,785
Employer contribution
  receivable (Note 2)                --           --           --           --           --         --          68,402       68,402
Cash and cash equivalents          22,616       17,801       34,213       73,355       32,147     (7,137)        9,634      182,629
                              -----------  -----------  -----------  -----------  -----------  ---------   -----------  -----------
        Total assets            1,635,164    1,309,154    2,402,535    5,346,943    2,149,228    247,845     1,330,361   14,421,230
                              -----------  -----------  -----------  -----------  -----------  ---------   -----------  -----------

           Liabilities

Contribution refunds payable
  (Note 2)                         10,791       14,348       23,007       49,649       32,999       --            --        130,794
                              -----------  -----------  -----------  -----------  -----------  ---------   -----------  -----------
        Total liabilities          10,791       14,348       23,007       49,649       32,999       --            --        130,794
                              -----------  -----------  -----------  -----------  -----------  ---------   -----------  -----------
        Net assets available
          for Plan benefits   $ 1,624,373  $ 1,294,806  $ 2,379,528  $ 5,297,294  $ 2,116,229  $ 247,845   $ 1,330,361  $14,290,436
                              ===========  ===========  ===========  ===========  ===========  =========   ===========  ===========


    The accompanying notes are an integral part of the financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                                                                Non-
                                                                                                            participant
                                                           Participant directed                               directed
                                 -------------------------------------------------------------------         ----------
                                                             Mutual funds
                             Collective         ----------------------------------------       Participant      WPC
                                Trust                               New Dimension     Stock      Notes         Stock
                                Fund          Fixed      Balanced     Equity          Equity   Receivable       Fund      Total
                                ----          -----      --------     ------          ------   ----------       ----      -----

             Assets
Investments, at fair
  value (Note 4)              $1,353,805   $  884,251   $1,451,448   $2,808,831   $1,220,477   $  150,859  $  435,270   $8,304,941
Dividend and interest
  income receivable                 --           --           --        131,681         --           --            30      131,711
Employer contribution
  receivable (Note 2)               --           --           --           --           --           --        62,700       62,700
Cash and cash equivalents         23,872       16,446       31,854       60,748       27,496         --         4,676      165,092
                              ----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------
        Total assets           1,377,677      900,697    1,483,302    3,001,260    1,247,973      150,859     502,676    8,664,444
                              ----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------

           Liabilities

Contribution refunds payable
  (Note 2)                         4,926        6,205        9,806       15,187        6,579         --          --         42,703
                              ----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------
        Total liabilities          4,926        6,205        9,806       15,187        6,579         --          --         42,703
                              ----------   ----------   ----------   ----------   ----------   ----------  ----------   ----------
        Net assets available
          for Plan benefits   $1,372,751   $  894,492   $1,473,496   $2,986,073   $1,241,394   $  150,859  $  502,676   $8,621,741
                              ==========   ==========   ==========   ==========   ==========   ==========  ==========   ==========

    The accompanying notes are an integral part of the financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
  INFORMATION
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                                                                Non-
                                                                                                            participant
                                                           Participant directed                               directed
                                 -------------------------------------------------------------------         ----------
                                                             Mutual funds
                             Collective         ----------------------------------------       Participant      WPC
                                Trust                               New Dimension     Stock      Notes         Stock
                                Fund          Fixed      Balanced     Equity          Equity   Receivable       Fund      Total
                                ----          -----      --------     ------          ------   ----------       ----      -----
Additions:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments   $    92,083 $   135,210  $   322,938  $ 1,033,683   $   279,326 $      --   $  (129,844) $ 1,733,396
      Interest and dividends          --        78,004      111,480      224,727       110,859        --            58      525,128
      Interest on loans              3,012       1,823        3,686        5,968         2,324        --          --         16,813
                               ----------- -----------  -----------  -----------   ----------- ----------- -----------  -----------
                                    95,095     215,037      438,104    1,264,378       392,509        --      (129,786)   2,275,337
                               ----------- -----------  -----------  -----------   ----------- ----------- -----------  -----------
    Participant contributions      400,316     273,445      532,861    1,022,739       500,158        --          --      2,729,519
    Participant rollovers            6,659      13,902       23,616       29,618        23,490        --          --         97,285
    Employer contributions            --          --           --           --            --          --       968,448      968,448
    Loans to participants          (34,187)    (23,275)     (24,174)     (70,318)      (29,246)    181,200        --           --
    Interfund transfers           (125,571)    (24,507)     (30,048)     124,510        55,616        --          --           --
                               ----------- -----------  -----------  -----------   ----------- ----------- -----------  -----------
        Total additions            342,312     454,602      940,359    2,370,927       942,527     181,200     838,662    6,070,589
                               ----------- -----------  -----------  -----------   ----------- ----------- -----------  -----------

Deductions:
    Participant benefits            93,404      46,744       25,844       47,643        44,470       2,018      10,977      271,100
    Participant contribution
      refunds                       10,791      14,348       23,007       49,649        32,999        --          --        130,794
    Repayments on loans            (13,505)     (6,804)     (14,524)     (37,586)       (9,777)     82,196        --           --
                               ----------- -----------  -----------  -----------   ----------- ----------- -----------  -----------
        Total deductions            90,690      54,288       34,327       59,706        67,692      84,214      10,977      401,894
                               ----------- -----------  -----------  -----------   ----------- ----------- -----------  -----------
Net increase                       251,622     400,314      906,032    2,311,221       874,835      96,986     827,685    5,668,695
Net assets at beginning
  of year                        1,372,751     894,492    1,473,496    2,986,073     1,241,394     150,859     502,676    8,621,741
                               ----------- -----------  -----------  -----------   ----------- ----------- -----------  -----------
Net assets at end of year      $ 1,624,373 $ 1,294,806  $ 2,379,528  $ 5,297,294   $ 2,116,229 $   247,845 $ 1,330,361  $14,290,436
                               =========== ===========  ===========  ===========   =========== =========== ===========  ===========

    The accompanying notes are an integral part of the financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
  INFORMATION
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                                                                Non-
                                                                                                            participant
                                                           Participant directed                               directed
                                 -------------------------------------------------------------------         ----------
                                                             Mutual funds
                             Collective         ----------------------------------------       Participant      WPC
                                Trust                               New Dimension     Stock      Notes         Stock
                                Fund          Fixed      Balanced     Equity          Equity   Receivable       Fund      Total
                                ----          -----      --------     ------          ------   ----------       ----      -----
Additions:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments  $    61,117  $  (108,623) $  (166,869) $  (214,532) $  (170,466) $      --   $  (139,580) $  (738,953)
      Interest and dividends         --         68,853      126,707      131,681      133,444         --            30      460,715
      Interest on loans             1,335          743        1,820        3,622        1,047         --          --          8,567
                              -----------  -----------  -----------  -----------  -----------  ----------- -----------  -----------
                                   62,452      (39,027)     (38,342)     (79,229)     (35,975)        --      (139,550)    (269,671)
                              -----------  -----------  -----------  -----------  -----------  ----------- -----------  -----------
    Participant contributions     274,931      241,141      393,446      759,321      336,922         --          --      2,005,761
    Participant rollovers          62,244       48,115      125,750      188,925       69,625         --          --        494,659
    Employer contributions           --           --           --           --           --           --       642,851      642,851
    Loans to participants         (34,078)      (8,780)     (24,417)     (49,328)      (8,297)     124,900        --           --
    Interfund transfers           183,197     (137,111)     (28,809)     (33,602)      16,325         --          --           --
                              -----------  -----------  -----------  -----------  -----------  ----------- -----------  -----------
        Total additions           548,746      104,338      427,628      786,087      378,600      124,900     503,301    2,873,600
                              -----------  -----------  -----------  -----------  -----------  ----------- -----------  -----------
Deductions:
    Participant benefits           25,644       37,417       60,442       48,326       23,473         --           625      195,927
    Participant contribution
      refunds                       4,926        6,205        9,806       15,187        6,579         --          --         42,703
    Repayments on loans           (10,444)      (5,534)     (10,276)     (22,552)      (7,750)      56,556        --           --
                              -----------  -----------  -----------  -----------  -----------  ----------- -----------  -----------
        Total deductions           20,126       38,088       59,972       40,961       22,302       56,556         625      238,630
                              -----------  -----------  -----------  -----------  -----------  ----------- -----------  -----------
Net increase                      528,620       66,250      367,656      745,126      356,298       68,344     502,676    2,634,970
Net assets at beginning
  of year                         844,131      828,242    1,105,840    2,240,947      885,096       82,515        --      5,986,771
                              -----------  -----------  -----------  -----------  -----------  ----------- -----------  -----------
Net assets at end of year     $ 1,372,751  $   894,492  $ 1,473,496  $ 2,986,073  $ 1,241,394  $   150,859 $   502,676  $ 8,621,741
                              ===========  ===========  ===========  ===========  ===========  =========== ===========  ===========


    The accompanying notes are an integral part of the financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1. PLAN FORMATION
   The Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the
   Plan) became effective July 1, 1990, and is intended to provide the opportunity for retirement savings for employees of the Wheeling-Pittsburgh Steel Corporation (the Corporation) not covered by a Bargaining Agreement.

2. DESCRIPTION OF THE PLAN
   The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   GENERAL
   The Plan is a 401(k) savings plan within the means of Section 401(a) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   PARTICIPANT CONTRIBUTIONS
   Each month the Corporation deposits cash to the Plan based on deductions from the employees' pretax-base pay and any periodic bonuses. Contributions vary according to the employee percent of contribution and may be changed at the discretion of the employee. This Plan is voluntary and all contributions to the Plan are made by the employee on a pretax basis.

   PARTICIPANT ROLLOVERS
   Participant rollovers represent transfers of cash or other property from other qualified plans.

   EMPLOYER CONTRIBUTIONS
   The Corporation provides a matching contribution in the amount of 50 percent of the first 6 percent of employee pretax contributions in the form of WHX common stock to the WPC Common Stock Fund. WHX is the parent of Wheeling-Pittsburgh Steel Corporation. WHX stock trades actively on a regulated exchange.

   At December 31, 1995, the Plan held 219,652 units of participation in the WPC Common Stock Fund with a fair value of $5.75 per unit. At December 31, 1994, the Plan held 62,770 units of participation in the WPC Common Stock Fund with a fair value of $7.01 per unit.

   CONTRIBUTIONS - REFUNDS
   At the end of each year, the Plan must meet a special annual nondiscrimination test. In applying this test, certain employees'
   contributions are higher than the percentage allowed, therefore these employees are refunded that portion of their yearly contribution. This amounted to $130,794 for 1995 and $42,703 for 1994.

   PARTICIPANT ACCOUNTS
   Each participant's account is credited with the employee and applicable employer contributions and an allocation of the Plan income. Allocations are based on participant's account balance as a percentage of the total account balance. Investments from employee contributions in the Plan are participant directed. Investments from employee and employer contributions are stated at fair market value in the financial statements based on quoted prices in the active market.

   VESTING
   All contributions are immediately vested.

   TRANSFER RESTRICTION
   Participants may elect to transfer employer contributions out of the WHX Common Stock Fund to other investment funds under the Plan only after 2 years have passed since the employer contribution was deposited into the Fund. Participants are prohibited from requesting a transfer to the WPC Common Stock Fund from other investments under the Plan.

   DISTRIBUTIONS TO PARTICIPANTS
   The Plan is designed to be a savings plan for retirement. As a result, participant access to funds is limited and is regulated by the federal government. There were no distributions to participants payable at December 31, 1995 and 1994.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

   LOANS TO PARTICIPANTS
   In general, loans may be made to any active participant for a minimum of $1,000 and a maximum of the lesser of 50 percent of the participant's account balance or $50,000. The loans are secured by the balance in the participant's accounts and bear interest at a rate of prime plus 1 percent. Participant repayment is usually within 5 years.

3. SUMMARY OF ACCOUNTING POLICIES

   METHOD OF ACCOUNTING
   The Plan's financial statements are prepared on the accrual basis of accounting.

   INVESTMENTS
   Plan investments are stated at fair value, as determined by quoted market prices.

   CONTRIBUTIONS
   All contributions are recorded in the period during which the Corporation makes payroll deductions from the Plan participant's earnings.

   PAYMENT OF BENEFITS
   Benefits are recorded when paid.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

4. INVESTMENTS
   The Plan's investments are held in trust by the American Express Trust Company. The following table presents the Plan's investments.

                                                           DECEMBER 31,
                                                       1995           1994
                                                       ----           ----

   Investments at fair value as determined by
    quoted market price:
     Mutual Funds:
        IDS Selective Fund, 134,446 and
          104,238 shares, respectively              $ 1,291,353  $   884,251

        IDS Mutual Fund, 181,106 and
          131,698 shares, respectively                2,368,322    1,451,448

        IDS New Dimensions Fund, 292,332 and
          211,365 shares, respectively                5,048,861    2,808,831

        IDS Stock Fund, 104,470 and 71,641 shares,
          respectively                                2,117,081    1,220,477

     Collective Trust Funds:
        American Express Trust Collective Income
          Fund II, 104,257 and 92,949 shares,
          respectively                                1,612,548    1,353,805

     Common stock:
        WHX Common Stock, 115,151
          and 32,851 shares, respectively             1,252,267      435,270
                                                    -----------  -----------

             Total investments at fair value as
               determined by quoted market price     13,690,432    8,154,082
                                                    -----------  -----------

   Investments at fair value:
     Participant loans                                  254,982      150,859
                                                    -----------  -----------

             Total investments                      $13,945,414  $ 8,304,941
                                                    ===========  ===========

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1995 AND 1994
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

   During 1995 and 1994, the Plan's investments (including gains and losses on investments sold during the year) appreciated (depreciated) in value by $1,733,396 and $(738,953), respectively, as follows:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                      1995            1994
                                                      ----            ----

   Appreciation (depreciation) at fair value as
     determined by quoted market price:
      Mutual Funds:
         IDS Selective Fund                        $   135,210   $  (108,623)
         IDS Mutual Fund                               322,938      (166,869)
         IDS New Dimensions Fund                     1,033,683      (214,532)
         IDS Stock Fund                                279,326      (170,466)
                                                   -----------   -----------
                                                     1,771,157      (660,490)
      Collective Trust Funds:
         American Express Trust Collective
           Income Fund II                               92,083        61,117
      Common stock:
         WPC Common Stock Fund                        (129,844)     (139,580)
                                                   -----------   -----------
              Net change in fair value             $ 1,733,396   $  (738,953)
                                                   ===========   ===========



5. PLAN TERMINATION
   Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants shall remain 100 percent vested in their accounts.

6. INTERNAL REVENUE SERVICE (IRS) DETERMINATION LETTER
   The IRS has determined and informed the Corporation by letter dated January 9, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The determination letter is applicable for the latest amendment adopted by the plan.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE I - ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(A)
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------------------------------
                                       Description of investment
     Identity of issue,              including maturity date, rate
    borrower, lessor or               of interest, collateral, par                                    Current
       similar party                       or maturity value                      Cost                 value

- ---------------------------------------------------------------------------------------------------------------------

American Express               American Express Trust                              $1,531,713            $1,612,548
  Trust Co.*                     Collective Income Fund II,
                                 104,257 shares

American Express               IDS Selective Fund, 134,446                         $1,220,821            $1,291,353
  Trust Co.*                     Class Y shares

American Express               IDS Mutual Fund, 181,106                            $2,189,042            $2,368,322
  Trust Co.*                     Class Y shares

American Express               IDS New Dimensions Fund,                            $4,039,212            $5,048,861
  Trust Co.*                     292,332 Class Y shares

American Express               IDS Stock Fund, 104,470                             $2,000,458            $2,117,081
  Trust Co.*                     Class Y shares

WHX Corp.*                     WHX Common Stock,                                   $1,520,690            $1,252,267
                                 115,151 shares

N/A                            Participant Loans                                     $254,982              $254,982

- ---------------------------------------------------------------------------------------------------------------------

* Party-in-interest.

                                                                                                          Current
                                                                                                         value of
                                                Number                                                   asset on         Net
                         Description              of           Purchase        Selling      Cost of     transaction     gain or
  Party involved          of assets          transactions        price          price        asset         date         (loss)
American Express     IDS New Dimensions
  Trust Co.            Fund                       71           $1,432,768         -       $1,432,768    $1,432,768       -

American Express     IDS New Dimensions
  Trust Co.            Fund                       40           -              $185,801     $153,137      $185,801         $32,664

American Express     IDS Mutual Fund
  Trust Co.                                       58             $702,177         -        $702,177      $702,177        -

Americ an Express    IDS Mutual Fund
  Trust Co.                                       38           -              $108,242     $107,882      $108,242            $360

American Express     IDS Selective Fund
  Trust Co.                                       82             $391,209         -        $391,209      $391,209        -

American Express     IDS Selective Fund
    Trust Co.                                     33           -              $119,317     $119,470      $119,317           $(153)

American Express     AETC Collective
  Trust Co.            Income Fund II             49             $571,266         -        $571,266      $571,266        -

American Express     AETC Collective
  Trust Co.            Income Fund II             53           -              $404,657     $394,571      $404,657         $10,087

American Express     IDS Stock Fund
  Trust Co.                                       66             $706,411         -        $706,411      $706,411        -

American Express     IDS Stock Fund
  Trust Co.                                       33              -            $89,134      $91,191       $89,134         $(2,058)

WHX Corporation      WPC Common Stock Fund        38             $961,309         -        $961,309      $961,309        -

WHX Corporation      WPC Common Stock Fund        15              -            $9,540       $11,795       $9,540          $(2,255)

                                   SIGNATURES

THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


      WHEELING-PITTSBURGH STEEL CORPORATION 401(k) RETIREMENT SAVINGS PLAN
      --------------------------------------------------------------------
                                 (Name of Plan)



Date: June 21, 1996          By:/s/ John W. Testa
                                ------------------
                                John W. Testa
                                Vice President - Secretary & Treasurer
                                Chairman-Wheeling-Pittsburgh Steel Corporation
                                Retirement Committee

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 33-54801) of our report dated June 14, 1996 appearing on Page 1 of the Annual Report of the Wheeling-Pittsburgh 401(k) Retirement Plan on Form 11-K for the year ended December 31, 1995.



Price Waterhouse LLP
Pittsburgh, PA
June 21, 1996